EXHIBIT 99.32

American Lithium to acquire Crescent Dunes Project adding 3,886 acres of highly prospective ground immediately north of TLC with up to 2,361 ppm Li at surface

VANCOUVER, British Columbia, September 08, 2021 -- American Lithium Corp. (“American Lithium” or the “Company”) (TSX-V:LI | OTCQB:LIACF | Frankfurt:5LA1) is pleased to announce that it has entered into a share purchase agreement, dated September 7, 2021, with Big Smoky Holdings Corp. (“Big Smoky”) and each of the shareholders of Big Smoky (the “Vendors”), pursuant to which it will acquire all of the outstanding share capital of Big Smoky. Big Smoky controls the Crescent Dunes Project (“Crescent Dunes”), consisting of 3,886 acres of highly prospective exploration land immediately north of, and contiguous with, the Tonopah Lithium Claims (“TLC”) project, consolidating more of the known shallow occurrences of TLC lithium claystone mineralization.

Acquisition Highlights:

  Crescent Dunes comprises a large parcel of highly prospective exploration acreage contiguous with the TLC project;
  Crescent Dunes has similar geology to TLC with historical work including mapping, inclined trenching and outcrop and auger sampling work yielding highly anomalous mineralized claystone with up to 2,361 ppm Li;
  The Company will acquire full title to Crescent Dunes with no royalties or other encumbrances though the acquisition of Big Smoky;
  The Company intends to launch additional field work at Crescent Dunes, including initial drilling, as soon as practicable during Fall 2021; and
  Following the acquisition, total land holdings at TLC will be 11,410 acres.

Simon Clarke, CEO of American Lithium, commented, “the Crescent Dunes acquisition adds further highly prospective exploration acreage to the TLC Project, which will now essentially cover the bulk of known shallow claystone geology in our basin. The occurrence of a sequence of higher-grade lithium-bearing claystones above 2,000 ppm Li at surface is very encouraging, especially because at TLC such grades were only encountered in drilling. We look forward to further exploration and drill testing, on what will become TLC North, to build on the encouraging recent historical results.”

Crescent Dunes Details & Historical Results

Crescent Dunes comprises approximately 3,886 acres of highly prospective exploration land immediately north of the TLC project border. Crescent Dunes has similar claystone geology as TLC, but with outcropping lithium mineralization exposed in an up-thrown block revealing a section through the mineralized Tertiary-age Siebert Formation claystone. The project is largely covered with recent alluvium and the prospective host claystone stratigraphy has been mapped, sampled and traced at surface for approximately 3 km (N-S) and approximately 2 km (E-W), and is interpreted to be present in the shallow subsurface where covered by alluvium on the entire project area.

Historical exploration work completed on behalf of the vendor between 2019-2021 was recently reviewed and summarized by Stantec Consulting Ltd. (“Stantec”) in an unpublished Technical Report entitled: “Technical Report Crescent Dunes Lithium Property, Nye County, Nevada, USA” with an effective date of June 17, 2021.

Exploration work including mapping, inclined trenching and sampling work and auger sampling identified multiple locations of highly anomalous mineralized claystone with up to 2,361 ppm Li. A 390’ (120 m) long inclined trench (Trench A) was mapped, logged and sampled with various upper and lower claystone lithologies present. A total of 56 samples were collected from the weathered trench, representing an inclined cross section through the claystone stratigraphy, with Li contents ranging from 239 ppm Li to 2,361 ppm Li with an average of 800 ppm Li. A second trench (Trench B) with abundant colluvium covered intervals was also mapped and sampled over a length of 490’ (150 m). 14 samples were collected with Li contents ranging from 121 to 2012 ppm Li, averaging 405 ppm Li.

Overall, the highest lithium grades were sampled from the basal portion of the Trench A section that is interpreted to be equivalent to the high-grade lithium mineralized claystone at TLC, but at, or near surface. A total of 84 auger samples along reconnaissance lines at various orientations were also completed across the project. The auger sampling results are range-based with 37 samples exceeding 300 ppm Li; 15 samples >500 ppm Li; and 5 samples >1,000 ppm Li with a maximum of 1482 ppm Li.

Geologically and geochemically, the Crescent Dunes claystone mineralization is very similar to TLC claystone mineralization including similar major and trace element enrichment and visible organic carbon association with elevated Li contents. The local geology is interpreted to represent an extension of TLC geology, potentially with some shallower exposure of the TLC higher grade claystone mineralization.

The Company reminds readers that exploration work completed previously at Crescent Dunes is historical in nature, but is being interpreted as indicative of project prospectivity that warrants further exploration. The Company intends to file appropriate notice permits to facilitate the first exploration drilling on this prospective new ground as soon as practicable with drilling expected to start in later fall 2021, following permitting approvals.

Transaction Details

The Company has entered into a share purchase agreement, dated September 7, 2021, with Big Smoky and the Vendors, pursuant to which the Company proposes to acquire all of the outstanding share capital of Big Smoky. Through its wholly-owned subsidiary, Big Smoky controls the Crescent Dunes Project.

Pursuant to the share purchase agreement, the Company has agreed to issue 2,500,000 common shares to the Vendors. The Company is at arms-length from Big Smoky and each of the Vendors. No commissions or finders’ fees are payable in connection with the acquisition of Big Smoky, and the acquisition remains subject to the approval of the TSX Venture Exchange.

Qualified Person

Mr. Ted O’Connor, P.Geo., a Director of American Lithium, and a Qualified Person as defined by National Instrument 43-101 Standards of Disclosure for Mineral Projects, has reviewed and approved the scientific and technical geological information contained in this news release.

About American Lithium

American Lithium, a member of the TSX Venture 50, is actively engaged in the acquisition, exploration and development of lithium projects within mining-friendly jurisdictions throughout the Americas. The Company is currently focused on enabling the shift to the new energy paradigm through the continued exploration and development of its strategically located TLC lithium claystone project in the richly mineralized Esmeralda lithium district in Nevada as well as continuing to advance its Falchani lithium and Macusani uranium development projects in southeastern Peru. Both Falchani and Macusani have been through preliminary economic assessments, exhibit strong additional exploration potential and are situated near significant infrastructure.

The TSX Venture 50 is a ranking of the top performers in each of 5 industry sectors in the TSX Venture Exchange over the last year.

For more information, please contact the Company at info@americanlithiumcorp.com or visit our website at www.americanlithiumcorp.com for project update videos and related background information.

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On behalf of the Board of Directors of American Lithium Corp.

“Simon Clarke”

CEO & Director

Tel: 604 428 6128

For further information, please contact:

American Lithium Corp.
Email: info@americanlithiumcorp.com
Website: www.americanlithiumcorp.com

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this press release.

Cautionary Statement Regarding Forward Looking Information
This news release contains certain forward-looking information and forward-looking statements (collectively “forward-looking statements”) within the meaning of applicable securities legislation. All statements, other than statements of historical fact, are forward-looking statements. Forward-looking statements in this news release include, but are not limited to, statements regarding the plans, objectives and advancement of the TLC, Falchani, Macusani and Crescent Dune Projects (the “Projects”), exploration drilling plans, in-fill and expansion drilling plans, results of exploration and development plans, expansion of resources and testing of new deposits, environmental and social community permitting, and any other statements regarding the business plans, expectations and objectives of American Lithium. Forward-looking statements are frequently identified by such words as "may", "will", "plan", "expect", "anticipate", "estimate", "intend", “indicate”, “scheduled”, “target”, “goal”, “potential”, “subject”, “efforts”, “option” and similar words, or the negative connotations thereof, referring to future events and results. Forward-looking statements are based on the current opinions and expectations of management are not, and cannot be, a guarantee of future results or events. Although American Lithium believes that the current opinions and expectations reflected in such forward-looking statements are reasonable based on information available at the time, undue reliance should not be placed on forward-looking statements since American Lithium can provide no assurance that such opinions and expectations will prove to be correct. All forward-looking statements are inherently uncertain and subject to a variety of assumptions, risks and uncertainties, including risks, uncertainties and assumptions related to: American Lithium’s ability to achieve its stated goals, including the anticipated benefits of the acquisition of Plateau Energy Metals Inc. (“Plateau”); the estimated costs associated with the advancement of the Projects; risks and uncertainties relating to the COVID-19 pandemic and the extent and manner to which measures taken by governments and their agencies, American Lithium or others to attempt to reduce the spread of COVID-19 could affect American Lithium, which could have a material adverse impact on many aspects of American Lithium’s businesses including but not limited to: the ability to access mineral properties for indeterminate amounts of time, the health of the employees or consultants resulting in delays or diminished capacity, social or political instability in Peru which in turn could impact American Lithium’s ability to maintain the continuity of its business operating requirements, may result in the reduced availability or failures of various local administration and critical infrastructure, reduced demand for the American Lithium’s potential products, availability of materials, global travel restrictions, and the availability of insurance and the associated costs; risks related to the certainty of title to the properties of American Lithium, including the status of the “Precautionary Measures” filed by American Lithium’s subsidiary Macusani Yellowcake S.A.C. (“Macusani”), the outcome of the administrative process, the judicial process, and any and all future remedies pursued by American Lithium and its subsidiary Macusani to resolve the title for 32 of its concessions; risks regarding the ongoing Ontario Securities Commission regulatory proceedings; the ongoing ability to work cooperatively with stakeholders, including but not limited to local communities and all levels of government; the potential for delays in exploration or development activities due to the COVID-19 pandemic; the interpretation of drill results, the geology, grade and continuity of mineral deposits; the possibility that any future exploration, development or mining results will not be consistent with our expectations; risks that permits will not be obtained as planned or delays in obtaining permits; mining and development risks, including risks related to accidents, equipment breakdowns, labour disputes (including work stoppages, strikes and loss of personnel) or other unanticipated difficulties with or interruptions in exploration and development; risks related to commodity price and foreign exchange rate fluctuations; risks related to foreign operations; the cyclical nature of the industry in which American Lithium operates; risks related to failure to obtain adequate financing on a timely basis and on acceptable terms or delays in obtaining governmental approvals; risks related to environmental regulation and liability; political and regulatory risks associated with mining and exploration; risks related to the uncertain global economic environment and the effects upon the global market generally, and due to the COVID-19 pandemic measures taken to reduce the spread of COVID-19, any of which could continue to negatively affect global financial markets, including the trading price of American Lithium’s shares and could negatively affect American Lithium’s ability to raise capital and may also result in additional and unknown risks or liabilities to American Lithium. Other risks and uncertainties related to prospects, properties and business strategy of American Lithium are identified in the “Risks and Uncertainties” section of Plateau’s Management’s Discussion and Analysis filed on January 19, 2021, in the “Risk Factors” section of American Lithium’s Management’s Discussion and Analysis filed on January 29, 2021, and in recent securities filings available at www.sedar.com. Actual events or results may differ materially from those projected in the forward-looking statements. American Lithium undertakes no obligation to update forward-looking statements except as required by applicable securities laws. Investors should not place undue reliance on forward-looking statements.

Cautionary Note Regarding Macusani Concessions
Thirty-two of the 151 concessions held by American Lithium’s subsidiary Macusani, are currently subject to Administrative and Judicial processes (together, the “Processes”) in Peru to overturn resolutions issued by INGEMMET and the Mining Council of MINEM in February 2019 and July 2019, respectively, which declared Macusani’s title to 32 of the concessions invalid due to late receipt of the annual validity payments. In November 2019, Macusani applied for injunctive relief on 32 concessions in a Court in Lima, Peru and was successful in obtaining such an injunction on 17 of the concessions including three of the four concessions included in the Macusani Uranium Project PEA. The grant of the Precautionary Measure (Medida Cautelar) has restored the title, rights and validity of those 17 concessions to Macusani until a final decision is obtained at the last stage of the judicial process. A Precautionary Measure application was made at the same time for the remaining 15 concessions and was ultimately granted by a Court in Lima, Peru on March 2, 2021 which has also restored the title, rights and validity of those 15 remaining concessions to Macusani, with the result being that all 32 concessions are now protected by Precautionary Measure (Medida Cautelar) until a final decision on this matter is obtained at the last stage of the judicial process. A final date for the last stage of the judicial process has not yet been set. If American Lithium’s subsidiary Macusani does not obtain a successful resolution of the Processes, its title to the concessions could be revoked.